August 6, 2018

Folake Ayoola

Special Counsel

Office of Information Technology and Services

Securities and Exchange Commission

Washington, DC 20549

Re:	IIOT-OXYS, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed June 8, 2018
File No. 333-222311

Dear Ms. Ayoola:

We are in receipt of your letter dated July 3, 2018, setting forth certain comments to Amendment No. 3 to the Registration Statement filed on June 8, 2018 by IIOT-OXYS, Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

General

1.	We note your response to prior comment 1. Your registration statement on Form S-1 was initially filed on December 27, 2018, which was less than one year from July 28, 2017, the day you disclose that the company was a shell company. As such, we continue to believe that the selling shareholders who received shares being offered for resale when the company was a shell company are deemed underwriters. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. See SEC Release 33-8869 (2007). Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters. Because the offering is deemed to be an indirect primary offering by the company through these selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering.

Accordingly, please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus, as applicable. Also include the undertaking required by Item 512(a)(6) of Regulation S-K.

RESPONSE: We assert that, on July 28, 2017, the Company was no longer a “shell company” due to the closing of the reverse acquisition. We also assert that, on August 3, 2018 (the date of this letter and the filing of Amendment No. 4 of the S-1), adequate information (Form 10 information) will have been available to the market for a period of twelve months due to the filing of the Current Report on Form 8-K by the Company on August 3, 2017 (the “Form 8-K”). As Item 5.06 of the Form 8-K states, the disclosure required by the item was previously filed in the Current Report on Form 8-K filed by the Company (with assistance of prior legal counsel) on June 16, 2017. We assert that the selling shareholders will no longer be deemed to be underwriters as of August 3, 2018.

Folake Ayoola

August 6, 2018

The majority of our sales come from a small number of customers…, page 2

2.	Please revise to identify your automotive customer and the state government representing 100% of your revenues for the year ended December 17, 2017 and 89% of booked revenues year to date, respectively. Where applicable, please discuss the material terms of the engineering services agreement and file the agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K. Additionally, where applicable, please discuss the material terms of the subcontractor agreements. Finally, please revise this risk factor to explain how the risk affects the company and/or the securities being offered.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 4 of the Form S-1 which, on page 2, disclosed the identity of our automotive and state government representing 100% of our revenues for the year ended December 31, 2017. Disclosure has also been added on page 25 to disclose the material terms of the engineering services agreement and the agreement has been filed as Exhibit 10.24 to the Amendment. The risk factor on page 2 contained an explanation how the risk affects the Company and/or the securities being offered.

Results of Operations for the Three Months Ended March 31, 2018…, page 17

3.	Please revise to provide the drivers behind your $13,650 revenues for the three months ended March 31, 2018.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 4 of the Form S-1 which, on page 17, revised our disclosure to provide the drivers behind our $13,650 revenues for the three months ended March 31, 2018.

In addition to the above, the following updates have been made to the prior draft of the registration statement in order to reflect the changes made in the filing of the Quarterly Report on Form 10-Q filed on May 21, 2018 (the “10-Q”):

•	The stock quote on the first page of the prospectus was updated to July 27, 2018.
•	On page 12, under “Marketing Information,” second quarter high low bid prices as reported on OTC Markets were added.
•	On page 13, under “Holders,” the date to determine the holders of our common stock was updated to July 27, 2018.
•	Various subsections beginning on page 22 under the section “2017OXYS Technical Development Activities, Customers, and Proposals” were updated to give more current information and to identify the identities of customers.
•	Various subsections beginning on page 24 under the section “Customers” were updated to give more current information and to identify the identities of customers.
•	Disclosure was added to the section “Certain Relationships and Related Transactions” beginning on page 29 which added several agreements entered into with Accelerated Healthcare Innovations LLC since the last amendment filing.
•	The section “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” beginning on page 31 was revised to eliminate 90,000 shares of Common Stock owned by Clifford L. Emmons.
•	Item 15. Recent Sales of Unregistered Securities on page II-1 was revised to eliminate the issuances of 90,000 shares of Common Stock to Accelerated Healthcare Innovations LLC.
•	An updated Exhibit 5.1 was attached.
•	Exhibits 10.21, 10.22, and 10.23 were incorporated by reference.
•	Exhibits 10.24 and 10.25 were filed.

Folake Ayoola

August 6, 2018

We hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc: Clifford L. Emmons, CEO